Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Lakeland Bancorp, Inc.:

We consent to the use of our reports dated March 16, 2015, with respect to (i) the consolidated balance sheets of Lakeland Bancorp, Inc. and Subsidiaries (the Company) as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended and (ii) the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Lakeland Bancorp, Inc., incorporated by reference in the Registration Statement on Form S-3 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Short Hills, New Jersey

April 14, 2015